UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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Ferguson plc
(Exact name of registrant as specified in its charter)

Jersey, Channel Islands (State or other jurisdiction of incorporation) 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom (Address of principal executive offices)	001-40066 (Commission file number)	Not Applicable (I.R.S. Employer Identification No.) Not Applicable (Zip code)

Brian Lantz, Vice President IR and Communications, (224) 285-2410
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from November 1 to December 31, 2021

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Ferguson plc (including its subsidiaries, the “Company”) has filed this Specialized Disclosure Report (“Form SD”).  As provided by the Rule, this assessment was conducted on the relevant period of November to December 2021 (the “Reporting Period”) and excluded products acquired by the Company manufactured or contracted to be manufactured after December 31, 2021.
Conflict Minerals Disclosure
The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain columbite-tantalite (coltan), cassiterite, wolframite, gold or their derivatives, tin, tantalum, and tungsten (“Conflict Minerals”) originated in the Democratic Republic of the Congo or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”) and were not from recycled scrap sources.
A description of the Company’s RCOI and due diligence processes is as follows:
•Due diligence included:
◦Review of materials for each of the Company’s products to determine whether the Company had manufactured or contracted to manufacture products,
◦Review of supplier lists for any products that were determined as within the scope of manufacture or contract to manufacture,
◦Verification of any product contents that are known to contain or potentially contain any Conflict Mineral content, and
◦Additional analysis when potential Conflict Mineral content was identified to confirm whether the materials were actually Conflict Minerals, if they were incorporated into the finished product and, if so, whether the materials could be attributed to higher-risk areas (e.g., Covered Countries or countries potentially sourcing from Covered Countries).
•For the Reporting Period, the Company conducted due diligence for products where there may have been a risk of those products containing Conflict Minerals and where the Company determined that it may be deemed to manufacture or contract to manufacture such products under the Rule (the “Supplied Products”). The Company analyzed and excluded products that it determined it did not manufacture or contract to be manufactured and products that did not include potential Conflict Minerals based on the nature of the products’ composition.

•In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of minerals from Conflict-Affected and High-Risk Areas, and using the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (“CMRT”), the Company requested and received from approximately 77% of suppliers contacted:
◦Verification of whether or not Supplied Products contained Conflict Minerals, and
◦For Supplied Products that were verified to contain or potentially contain Conflict Minerals, further verification using the CMRT of the country of origin for any Conflict Minerals included in such products was conducted.
•The Company reached out to the identified suppliers providing the relevant products (approximately 522 suppliers) and, as needed, followed up a second and third time with any suppliers that did not initially provide a response or the CMRT form.

Based upon the RCOI described above, the Company could not conclusively determine that it had no reason to believe that, during the Reporting Period, Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries. Approximately 10 suppliers indicated that the products they manufacture may contain Conflict Minerals from Covered Countries. However, no supplier responded that Supplied Products contain Conflict Minerals from Covered Countries.

In accordance with SEC’s Division of Corporate Finance April 7, 2017 Public Statement, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD. The information in this Form SD is publicly available on the Company’s website at https://www.fergusonplc.com/en/investors-and-media/news/sec-filings.html; however, the information on the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferguson plc
(Registrant)
Date: May 27, 2022	By:	/s/ William Brundage
Name: William Brundage
Title: Group Chief Financial Officer